April 14, 2008

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington DC 20549-0404

Attn:	Ms. Kathleen Collins
Accounting Branch Chief

Re:

Lawson Software, Inc.

Form 10-K for Fiscal Year Ended May 31, 2007

Filed July 30, 2007

Form 10-Q for Quarter Ended November 30, 2007

Filed January 8, 2008

Forms 8-K filed July 27, 2007, October 4, 2007 and January 7, 2008

File No. 000-51942

Dear Ms. Collins:

Enclosed for filing on behalf of Lawson Software, Inc. (the “Company”) is our response to the additional comments received from the Staff of the Commission by letter dated March 31, 2008. The text of the staff’s comments has been included in this letter and we have numbered each response to correspond with the Staff’s comments to facilitate your review.

Form 10-K for Fiscal Year Ended May 31, 2007

Note 4. Business Combinations, page F-23

1.              We note in your response to our prior comment 5 that you will remove references to the third-party valuation firm in future filings.  However, as noted in our previous comment, your Form 10-K is currently incorporated by reference in certain of your open 1933 Act registration statements.  Please amend your Form 10-K to remove this reference or obtain a consent from the third-party valuation firm and include this consent in your Form 10-K.

Response:

As disclosed in Note 4 to our consolidated financial statements for fiscal 2007, over the year following the acquisition of Intentia, we accumulated information regarding Intentia claims and disputes that arose prior to the acquisition.  We undertook a thorough investigation and assessment of these pre-acquisition claims.  The Company’s extensive efforts involved hundreds of hours of work to gather and analyze information regarding Intentia customers’ disputes and claims resulted in our obtaining sufficient information for purposes of adjusting the preliminary estimates of the fair value of such claims that were recorded in the initial purchase accounting for the Intentia acquisition. To provide insight into the reasonableness of our assessment of the pre-acquisition reserve requirements, we engaged a third-party valuation firm after we reached a preliminary conclusion.

We take our responsibilities as management seriously and seek various inputs to assist us in performing those duties and reporting as accurately as possible our financial position and results of operations.  We use various resources to gain insight and as inputs into our assessment of the Company’s operations.  The external resources we utilize include outside counsel, advisors, consultants and other service providers.  These external parties are an additional resource management employs as a source of objective independent information for use in our analysis especially in situations that require use of estimates, assumptions and significant management judgment.  We do not rely on these external resources to perform management’s assessment and management takes full responsibility for its conclusions.  In certain cases involving more significant use of estimates and judgment, we believe it is helpful to the reader to understand that management has been diligent in our assessment by utilizing multiple resources that are available to us.  We are not seeking to avoid responsibility for our conclusions.  We continue to take full responsibility for these accounts.  We believe that disclosure of such provides an appropriate level of transparency into management’s process.  Without transparency of our process, readers would be unable to differentiate cases where the company relied solely on external sources as compared to situations where management was substantially involved and assessments were made based on various sources of input.

Pursuant to Rule 436(b) of Regulation C, “if it is stated that any information contained in the registration statement has been reviewed or passed upon by any persons and that such information is set forth in the registration statement upon the authority of or in reliance upon such persons as experts, the written consents of such persons shall be filed as exhibits to the registration statement.”

As stated in our original response to comment 5 in our letter dated March 13, 2008, we did not include the name of the appraisal firm in our original disclosure as we did not want to expertise their efforts.  We do not believe that our reference to the third-party valuation firm is the type of reference requiring consent under Rule 436(b) of Regulation C as the reserves we recorded and the related disclosures were not based upon the authority of or in strict reliance upon the third-party as an expert and the third-party was used only to assist management in corroborating our estimates.

In addition, we recently filed Form 10-Q for our fiscal quarter ended February 29, 2008, which included an updated discussion of the litigation reserves and our current analysis of reserve requirements (Note 12, Commitments and Contingencies — Legal).  As a result of filing this Form 10-Q on April 3, 2008, the information originally presented in our Form 10-K for fiscal 2007 is outdated and we do not believe that amending our Form 10-K for this matter would provide significant benefits to readers of our financial statements or provide investors with a clearer understanding of the facts and circumstances surrounding our litigation reserves.  In fact, we believe amending our Form 10-K to remove the reference to a third-party valuation firm would give undue significance to this matter and could be confusing and potentially misleading to investors.

We believe the nature and materiality of this proposed change to the disclosure related to our litigation reserves would not be meaningful to our shareholders and prospective investors. Therefore, we respectfully request relief from amending our Form 10-K for fiscal 2007.

Forms 8-K filed July 27, 2007, October 4, 2007 and January 7, 2008

2.              We note in your response to our prior comment 8 your proposed non-GAAP disclosure includes several references to your “core operating business.”  Explain what you mean by your core operating business.  If you intend to use this terminology in your future earnings releases, ensure that it is adequately defined and explain how you determined that the excluded items were representative of your core operating business.

Response:

In preparing our earnings release for our fiscal quarter ended February 29, 2008, we reviewed our non-GAAP disclosures in light of our original response to the Staff’s comments dated March 13, 2008, and the Staff’s most recent comments of March 31, 2008.  This review included a thorough review of our management and our Board of Directors’ use of non-GAAP measures and the context in which our shareholders and analysts are presented this information.  For all the reasons outlined in our original response to comment 8 in our letter dated March 13, 2008, we believe the non-GAAP measures we disclose provide our shareholders and analysts that follow the Company, meaningful supplemental information and greater transparency to the measures we use internally to manage our business and assess our operating performance. Our intent in providing non-GAAP measures is to provide additional insight and clarity into our results of operations.  We determined that use of the term “core ongoing business,” and the requisite definition, may create unwarranted confusion for our shareholders regarding what is our “core ongoing business” and what is not “core” and detract from the value of the enhanced information we are providing.  We have therefore revised our non-GAAP disclosures to better reflect our internal use of these non-GAAP measures and its value to our shareholders.

As a result of this additional review of our use of non-GAAP measures, we included the following disclosures in our earnings release for the quarter ended February 29, 2008, which was filed on April 3, 2008.  These disclosures have been revised since our initial response to the Staff’s comments which was dated March 13, 2008 and excludes reference to our “core ongoing business/operations.”   We believe these revised disclosures address the requirements of Item 10(e)(1)(i)(C) and (D) and Question 8 of the related Non-GAAP FAQ and meet our “burden of demonstrating the usefulness of any measures that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance.”  We intend to include such disclosures in our future filings where non-GAAP measures are presented.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Lawson Software reports non-GAAP financial results including non-GAAP net income (loss) and non-GAAP net income (loss) per share. We believe that these non-GAAP measures provide meaningful insight into our operating performance and an alternative perspective of our results of operations. Our primary non-GAAP adjustments are described in detail below. We use these non-GAAP measures to assess our operating performance, to develop budgets, to serve as a measurement for incentive compensation awards and to manage expenditures. Presentation of these non-GAAP measures allows investors to review our results of operations from the same perspective as management and our Board of Directors. Lawson has historically reported similar non-GAAP financial measures to provide investors an enhanced understanding of our operations, facilitate investors’ analysis and comparisons of our current and past results of operations and provide insight into the prospects of our future performance. We also believe that the non-GAAP measures are useful to investors because they provide supplemental information that research analysts frequently use to analyze software companies including those that have recently made significant acquisitions.

The method we use to produce non-GAAP results is not in accordance with GAAP and may differ from the methods used by other companies. These non-GAAP results should not be regarded as a substitute for corresponding GAAP measures but instead should be utilized as a supplemental measure of operating performance in evaluating our business. Non-GAAP measures do have limitations in that they do not reflect certain items that may have a material impact upon our reported financial results. As such, these non-GAAP measures should be viewed in conjunction with both our financial statements prepared in accordance with GAAP and the reconciliation of the supplemental non-GAAP financial measures to the comparable GAAP results provided for each period presented, which are attached to this release.

Our primary non-GAAP reconciling items are as follows:

Purchase accounting impact on revenue - Lawson’s non-GAAP financial results include pro forma adjustments for deferred maintenance and consulting revenues that we would have recognized under GAAP but for the related purchase accounting. The deferred revenue for maintenance and consulting on the acquired entity’s balance sheet, at the time of the acquisition, was eliminated from GAAP results as part of the purchase accounting for the acquisition. As a result, our GAAP results do not, in management’s view, reflect all of our maintenance and consulting activity. We believe the inclusion of the pro forma revenue adjustment provides investors a helpful alternative view of Lawson’s maintenance and consulting operations.

Integration related – We have incurred various integration related expenses as part of our acquisitions. These costs of integrating the operations of acquired businesses and Lawson are incremental to our historical costs and were charged to GAAP results of operations in the periods incurred. We do not consider these costs in our assessment of our operating performance. While these costs are not recurring with respect to our past acquisitions, we may incur similar costs in the future if we pursue other acquisitions. We believe that the exclusion of the non-recurring acquisition related integration costs provide investors an appropriate alternative view of our results of operations and facilitates comparisons of our results period-over-period.

Amortization of purchased maintenance contracts – We have excluded amortization of purchased maintenance contracts from our non-GAAP results. The purchase price related to these contracts is being amortized based upon the proportion of future cash flows estimated to be generated each period over the estimated useful lives of the contracts. We believe that the exclusion of the amortization expense related to the purchased maintenance contracts provides investors an enhanced understanding of our results of operations.

Stock-based compensation - Expense related to stock-based compensation has been excluded from our non-GAAP results of operations. These charges consist of the estimated fair value of share-based awards including stock option, restricted stock, restricted stock units and share purchases under our employee stock purchase plan. While the charges for stock-based compensation are of a recurring nature, as we grant stock-based awards to attract and retain quality employees and as an incentive to help achieve financial and other corporate goals, we exclude them from our results of operation in assessing our operating performance. These charges are typically non-cash and are often the result of complex calculations using an option pricing model that estimates stock-based awards’ fair value based on factors such as volatility and risk-free interest rates that are beyond our control. The expense related to stock-based awards is generally not controllable in the short-term and can vary significantly based on the timing, size and nature of awards granted. As such, we do not include such charges in our operating plans. We believe that the exclusion of stock-based compensation provides investors useful information facilitating the comparison of current period results of operations and prior periods when such charges were not required to be recorded in our financial statements. In addition, we believe the exclusion of these charges facilitates comparisons of our operating results with those of our competitors who may have different policies regarding the use of stock-based awards.

Pre-merger claims reserve adjustment – We have excluded the adjustment to our pre-merger claims reserve from our non-GAAP results. As part of the purchase accounting relating to the Intentia transaction, we established a reserve for Intentia customer claims and disputes that arose before the acquisition which were originally recorded to goodwill. As we are outside the period in which adjustments to such purchase accounting is allowed, adjustments to the reserve are recorded in our general and administrative expenses under GAAP. We do not consider the adjustments to this reserve established under purchase accounting in our assessment of our operating performance. Further, since the original reserve was established in purchase accounting, the original charge was not reflected in our operating statement. We believe that the exclusion of the pre-merger claims reserve adjustment provides investors an appropriate alternative view of our results of operations and facilitates comparisons of our results period-over-period.

Restructuring - We have recorded various restructuring charges to reduce our cost structure to enhance operating effectiveness and improve profitability and to eliminate certain redundancies in connection with acquisitions. These restructuring activities impacted different functional areas of our operations in different locations and were undertaken to meet specific business objectives in light of the facts and circumstances at the time of each restructuring event. These charges include costs related to severance and other termination benefits as well as costs to exit leased facilities. These restructuring charges are excluded from management’s assessment of our operating performance. We believe that the exclusion of the non-recurring restructuring charges provide investors an enhanced view of the cost structure of our operations and facilitates comparisons with the results of other periods that may not reflect such charges or may reflect different levels of such charges.

Amortization – We have excluded amortization of acquisition-related intangible assets including purchased technology, client lists, customer relationships, trademarks, order backlog and non-compete agreements from our non-GAAP results. The fair value of the intangible assets, which was allocated to these assets through purchase accounting, is amortized using accelerated or straight-line methods which approximate the proportion of future cash flows estimated to be generated each period over the estimated useful lives of the applicable assets. While these non-cash amortization charges are recurring in nature and benefit our operations, this amortization expense can fluctuate significantly based on the nature, timing and size of our past acquisitions and may be affected by any future acquisitions. This makes comparisons of our current and historic operating performance difficult. Therefore, we exclude such accounting expenses when analyzing the results of all our operations including those of acquired entities. We believe that the exclusion of the amortization expense of acquisition-related intangible assets provides investors useful information facilitating comparison of our results period-over-period and with other companies in the software industry as they each have their own acquisition histories and related adjustments.

Impairment on long-term investments – The liquidity and fair value of our investments in marketable securities, including Auction Rate Securities (ARS), have been negatively impacted by the uncertainty in the credit markets and exposure to the financial condition of bond insurance companies. As a result, we recorded impairment charges to reduce the carrying value of our ARS investments. The impairment charges related to our ARS investments have been excluded from our non-GAAP results of operations. These impairment charges are excluded from management’s assessment of our operating performance. We believe that the exclusion of these unique charges provide investors an enhanced view of our operations and facilitates comparisons with the results of other periods that do not reflect such charges.

Please note that in connection with the above responses to the Staff’s additional comments on Lawson Software, Inc.’s Form 10-K filed for our fiscal year ended May 31, 2007, Form 10-Q filed for our fiscal quarter ended November 30, 2007 and Forms 8-K dated July 27, 2007, October 4, 2007 and January 7, 2008, the Company acknowledges that:

•      the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding these filings to the undersigned at 651-767- 7000.

Sincerely:

LAWSON SOFTWARE, INC.

/s/ Stefan B. Schulz
Stefan B. Schulz
Senior Vice President of Finance
Principal Accounting Officer